Mail Stop 3233
                                                                   June 5, 2018

     Via E-mail
     Jilliene Helman
     Chief Executive Officer
     MogulREIT I, LLC
     10780 Santa Monica Blvd.
     Suite 140
     Los Angeles, CA 90025

                Re:   MogulREIT I, LLC
                      Offering Statement on Form 1-A
                      Filed May 15, 2018
                      File No. 024-10840

     Dear Ms. Helman:

             We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

     General

     1. We note your disclosure that you intend to offer up to $75,000,000 if corresponding legislation is enacted. Given that the current limit for an offering under Regulation A is
        $50,000,000, please revise to remove this disclosure.

     2. We note your summary risk factor on page 20 referencing mandatory arbitration provisions contained in your subscription agreement. Please revise your disclosure to clarify:

           i. whether you intend for arbitration to be the exclusive means of resolving disputes;

          ii. whether the arbitration provision only applies to claims relating to this offering or whether it applies more generally to compliance with the federal securities laws; and
 Jilliene Helman
MogulREIT I, LLC
June 5, 2018
Page 2

    iii. the material risks to investors resulting from this mandatory arbitration provision and the potential limitations that could result for shareholders.

   Please confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758
with any other questions.

                                                             Sincerely,

                                                             /s/ Sandra Hunter
Berkheimer

                                                             Sandra Hunter
Berkheimer
                                                             Staff Attorney
                                                             Office of Real
Estate and
                                                             Commodities